SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

UNI
SECURITIES AND
Washington, D.C.

08029400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-31311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Babcock + Brown Financial Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Harrison Street, 6th Floor
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Jaworski 415-512-1515 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

560 Mission Street, Suite 1600 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Hitchings, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Babcock & Brown Financial Co. LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Nancy J. Hitchings
Signature

President
Title

Notary Public

CHAYE SCHULZE
Commission # 1717105
Notary Public - California
San Francisco County
My Comm. Expires Jan 15, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Nancy J. Hitchings
Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of San Francisco

Subscribed and sworn to ~~(or affirmed)~~ before me on this

26th day of February, 2008, by
Date Month Year

(1) Nancy J. Hitchings,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

~~(2)~~ ______________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______________________
Signature of Notary Public

CHAYE SCHULZE
Commission # 1717105
Notary Public - California
San Francisco County
My Comm. Expires Jan 15, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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Statement of Financial Condition

Babcock & Brown Financial Co. LLC
December 31, 2007
With Report of Independent Registered Public Accounting Firm

Babcock & Brown Financial Co. LLC

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Directors
Babcock & Brown Financial Co. LLC

We have audited the accompanying statement of financial condition of Babcock & Brown Financial Co. LLC (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Babcock & Brown Financial Co. LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 21, 2008

Babcock & Brown Financial Co. LLC

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 2,993,678
Other assets	3,647
Total assets	$ 2,997,325
Liabilities and member's equity	
Payable to affiliate	$ 687
Accrued liabilities	71,326
Taxes payable	6,250
Total liabilities	78,263
Member's equity	2,919,062
Total liabilities and member's equity	$ 2,997,325

See accompanying notes.

Babcock & Brown Financial Co. LLC

Notes to Statement of Financial Condition

December 31, 2007

1. Summary Description of Business Activities

Babcock & Brown Financial Co. LLC, a Delaware limited liability company (the Company), is a wholly owned subsidiary of Babcock & Brown LP (BBLP).

The Company is a registered broker-dealer with both the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company's broker-dealer activities primarily consist of leveraged leases and associated debt and partnership transactions, and also include a limited number of private placements (including Regulation D offerings) of debt and equity and brokered Rule 144A transactions. BBLP and its other affiliates represent a combined global investment banking and structured finance organization.

Based on the Company's relationship with BBLP and other affiliates that control the advisory fee income and administrative charges of the Company, if this relationship did not exist, the operating results would be significantly different.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company's cash and cash equivalents include deposits at banks and an investment in a money market fund. At December 31, 2007, all of the Company's cash balance is deposited at Union Bank of California.

Income Taxes

For income tax purposes, effective with its formation on January 1, 2000, the Company has elected to be treated as a partnership for tax purposes, and accordingly, the income of the Company will be included in the returns of its member. The Company is liable for California limited liability company fees based on gross income (i.e., revenues) and for certain state franchise taxes.

3. Net Capital Requirement

As a registered broker-dealer with the SEC and the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, both as defined by the Rule. At December 31, 2007, the Company had net capital of $2,915,415, which was $2,815,415 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $78,263 at December 31, 2007. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

4. Transactions with Affiliate

The Company has entered into a Service and Cost Sharing Agreement (the Agreement) with BBLP, the terms of which allow that BBLP charge the Company, via a service charge, for administration and transaction expenses incurred on the Company's behalf. The Agreement entitles BBLP to receive a service charge based on actual operating costs incurred and a bonus service charge calculated as 50% of net operating income. A payable of $687 for such services was outstanding at December 31, 2007.

5. Regulatory Requirements

In management's opinion, the Company was exempted from the provisions of the SEC's Customer Protection Rule 15c3-3 for the year ended December 31, 2007, because it does not hold customer funds or securities.

6. Member's Equity

The debt, obligations, and liabilities of the Company are solely the debt, obligations, and liabilities of the Company, and the member is not obligated for any such debt, obligation, or liability solely by reason of being a member, except to the extent of its member equity or other contractual agreement.

END